MANUALLY EXECUTED COPY

02047688

AUG 6 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/1/02

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
AUG 1 2 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular
Uma empresa do grupo
Portugal Telecom

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES REPORTS RESULTS FOR SECOND QUARTER 2002

São Paulo, Brazil – August 6, 2002 – Telesp Celular Participações S.A. ("TCP") (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)) announced today its audited consolidated results for the second quarter 2002. TCP is the holding company that owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and indirectly holds 83% of the capital of Global Telecom (49% of the voting capital), the B Band cellular operator in the states of Santa Catarina and Paraná.

TCP [1]

R$ million	2Q02	1Q 02	% Change	2Q 01	% Change
Total Net Operating Revenues	**860.9**	**751.9**	**14.5%**	**712.0**	**20.9%**
EBITDA [2]	**352.9**	**291.0**	**21.3%**	**198.6**	**77.7%**
EBITDA Margin	41.0%	38.7%	2.3 p.p.	27.9%	13.1 p.p.
Net Income	**(394.1)**	**(74.5)**	**n.m**	**(132.7)**	**n.m**
EPS [3]	(0.86)	(0.16)	n.m	(0.29)	n.m
EPADR	(2.15)	(0.41)	n.m	(0.72)	n.m
Operational Cash Flow (CF)[4]	**280.9**	**257.0**	**9.3%**	**(33.4)**	**n.m**
CFPS	0.61	0.19	222.5%	(0.07)	n.m
CFPADR	1.53	0.48	219.2%	(0.18)	n.m
SAC	**99**	**93**	**6.5%**	**169**	**-41.4%**
CAPEX (YTD)	**106**	**34**	**n.m**	**409**	**-74.1%**

(1) Telesp Celular S.A. fully consolidated and Global Telecom consolidated by the equity method

(2) EBITDA - earning before interests, taxes, depreciation, amortization and equity from Global Telecom

(3) Earnings and cash flow per share information is calculated on the basis of 1,000 shares, which is the minimum trading lot in the Bovespa

(4) Operational Cash Flow = EBITDA - Capex

MANAGEMENT OBSERVATIONS

TCP improved its EBITDA margins in 2Q2002 while increasing its overall market share. TCP's client base increased in more than 5% during 2Q2002. TCP achieved 267 thousand net additions in 2Q2002, compared to 232 thousand in 2Q2001 and 150 thousand in 1Q2002. As a result of this quarter's net additions, TCP has reached a market share of 67%, totaling over 5,521 thousand subscribers. This growth was attained through an implied acquisition cost of R$ 99 per gross addition as compared to R$ 169 in 2Q2001 and R$ 93 in 1Q2002.

TCP revenues increased in over 20% in 2Q2002 compared to 2Q2001 while reaching an EBITDA margin of 41.0% versus 27.1% in 2Q2001 and 38.7% in 1Q2002, in line with TCP's strategy of combining growth with profitability as implemented in 2Q2001.

Global Telecom's market share increased to 37%, reaching a total of 940 thousand clients. Operating revenues increased in 15.7% as compared to 1Q2002 while reaching an EBITDA margin of 22.9%, representing an increase of over 10.5 p.p. relative to 1Q2002.

TCP's 2Q2002 net income was negatively impacted by the financial expenses associated with the high leverage of TCP and Global Telecom and because of the Real devaluation relative to the U.S. Dollar and Euro. The capital increase originally scheduled to occur in late 2Q2002 is currently expected to be concluded by the end of 3Q2002.

2Q2002 HIGHLIGHTS

A. Telesp Celular

Market Position:

- Market share increased to 67%.
- Customer base grew to 5,521,000, a 5.1% increase compared to the previous quarter, a net addition of 267,000 new customers, 15% higher compared to net additions in 2Q2001 and 78% higher than in 1Q2002.
- The postpaid service client base increased by 2.2% compared to the previous quarter.

Traffic and ARPU growth:

- Postpaid subscribers MOU was 207, an increase of 19.4% compared to 2Q2001 and 5.4% compared to 1Q2002.
- Blended ARPU was R$ 46 in 2Q2002, compared to R$ 42 in 2Q2001 and 1Q2002. The increase in this quarter was a result of specific promotional campaigns which resulted in a greater volume of originated traffic.
- Postpaid subscribers' ARPU increased to R$ 105 this quarter, compared to R$ 73 and R$ 98 in 2Q2001 and 1Q2002, respectively, in line with our focus on high-end customers.
- Prepaid customers' ARPU reached R$ 26 this quarter, an increase compared to R$ 22 in 1Q2002 as a result of recharging campaigns implemented during this quarter.

Cost Control

- Subscriber Acquisition Cost (SAC) totaled R$ 99 in 2Q2002, compared to R$ 169 in 2Q2001 and R$ 93 in 1Q2002.

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- Capital expenditures for this quarter were R$ 72 million (US$ 25.3 million) totaling R$ 106 million (US$ 37.3 million) in the semester, 6.6% of net revenues, compared to 29.5% in 1H2001, in line with a restrictive investment policy associated with market conditions.
- Provisions for doubtful accounts totaled R$ 22.3 million (US$ 7.8 million), or 2.0% of gross revenues compared to 1.3% in 2Q2001 and 2.2% in 1Q2002.

Operational Performance

- Net revenues grew to R$ 860.9 million (US$ 302.6 million), a 20.9% growth compared to 2Q2001 and 14.5% compared to 1Q2002, as a result of an increased client base and higher service usage.
- EBITDA reached R$ 352.9 million (US$ 124.1 million), a growth of 77.7% over 2Q2001 and a 21.3% increase over 1Q2002.
- The increase in EBITDA was followed by an expansion in EBITDA margin to 41.0% in 2Q2002 compared to 27.9% in 2Q2001 and 38.7% in 1Q2002, respectively.

Impact of the Macroeconomic Scenario

- Net interest expenses totaled R$ 145.9 (US$ 51.3 million) in 2Q2002, represented 5.5% of the average outstanding net debt.

B. Global Telecom

Market Position

- Market share increased to 37% in 2Q2002 from 29% in 2Q2001.
- Total customer base increased 49.6% compared to 2Q2001, reaching 940,000 subscribers.

Operational Performance

- Net revenues reached R$ 115.6 million (US$ 40.6 million), a 7.6% increase compared to 2Q2001 and a 15.7% increase compared to 1Q2002.
- Postpaid ARPU increased 13.0% compared to 2Q2001, reaching R$ 61.
- Prepaid ARPU increased 14.3% compared to 2Q2001, reaching R$ 24.
- Subscriber acquisition costs (SAC) totaled R$ 128 per gross addition compared to R$ 175 in 2Q2001 and to R$ 86 in 1Q2002.
- EBITDA totaled R$ 26.5 million (US$ 9.3 million) in 2Q2002, compared to negative R$ 15.2 million in the same period of 2001 and R$ 12.4 million in 1Q2002.
- EBITDA growth was followed by the increase of EBITDA margin from –14.2% in 2Q2001 and 12.4% in 1Q2002 to 22.9% in 2Q2002.

Impact of the Macroeconomic Scenario

Net financial expenses for 2Q2002 totaled R$ 472.9 million (US$ 166.3 million), representing a 271.8% increase compared to 2Q2001, basically because of the impact of depreciation of the Brazilian Real compared to the Euro which adversely affected Global Telecom's Euro-denominated debt and because of an increased debt level.

5

TELESP CELULAR PARTICIPAÇÕES

Operating data discussed below relates to Telesp Celular S.A., the Band A mobile operator in the State of São Paulo. TCP's financial results include Global Telecom consolidated by the equity method.

Operational Ratios

(in thousands)	2Q02	1Q 02	% change	2Q01	% change
Total number of subscribers, of which	5,521	5,254	5.1%	4,736	16.6%
Contract	1,403	1,373	2.2%	1,505	-6.8%
Prepaid	4,118	3,881	6.1%	3,231	27.5%
Area 1	3,503	3,320	5.5%	2,993	17.0%
Area 2	2,018	1,934	4.3%	1,743	15.8%
Analog	272	300	-9.3%	501	-45.7%
Digital	5,249	4,954	6.0%	4,235	23.9%
Mkt share in Area 1 (estimated, in the concession area)	68%	66%		64%	
Mkt share in Area 2 (estimated, in the concession area)	66%	66%		66%	
Total market share	67%	66%		64%	
(in thousands)	**2Q02**	**1Q 02**	**% change**	**2Q01**	**% change**
Net additions in the period, of which	267	150	78.0%	232	15.1%
Contract	30	4	650.0%	-80	-137.5%
Prepaid	237	146	62.3%	312	-24.0%
Churn in the quarter *	5.3%	4.1%	(1.2 p.p.)	5.0%	(0.3 p.p.)
(in R$ per month)	**2Q02**	**1Q 02**	**% change**	**2Q01**	**% change**
ARPU	46	42	9.7%	42	11.5%
Contract	105	98	7.3%	73	43.3%
Prepaid	26	22	17.1%	25	1.6%
MOU - Total	109	107	1.4%	117	-7.3%
Contract	207	196	5.4%	173	19.4%
Prepaid	74	75	-1.9%	89	-16.9%
Headcount (1)	2.542	2.528	0.6%	2.607	-2.5%
SAC	99	93	6.5%	169	-41.4%

* Churn includes migration among post and pre paid services

(1)Headcount = in-house and outsourced employees (excluding Call Center)

b

Operating Data

Number of subscribers increased to 5,521,000, a net addition of 267,000 new customers in 2Q2002, a 15% increase compared to net additions in 2Q2001 and a 78% increase compared to 1Q2002.

Telesp Celular increased its market share to about 67%, with a subscriber acquisition cost of R$ 99.

The postpaid service client base increased 2.2% compared to the previous quarter as a result of higher focus on high-end customers. Despite the increase in TCP's customer base, the average traffic per client reached 109 minutes (1.4% higher compared to 1Q2002). Average traffic per postpaid client grew 19.4% compared to 2Q2001 and 5.4% compared to 1Q2002.

The number of employees increased slightly in 2Q2002 over 1Q2002. However, the productivity ratio improved from 2,078 clients per employee at the end of 1Q2002 to 2,172 at the end of 2Q2002.

Revenues

Net revenues grew to R$ 860.9 million (US$ 302.6 million), a 20.9% increase compared to 2Q2001 and 14.5% compared to 1Q2002.
Net revenues from services increased by 29.9% compared to 2Q2001 and by 14.1% compared to 1Q2002.

Net revenues from handset sales totaled R$ 113.6 million (US$ 39.9 million), a 17.0% drop compared to 2Q2001, due to suppliers' direct distribution to some dealers, and a 17.5% increase compared to the previous quarter due to higher level of gross additions.

Operating revenues

	2Q02	1Q02	2Q01
Monthly subscription + Usage charges	578.3	511.5	463.8
Network usage fees	341.3	298.1	268.4
Other	9.6	7.6	8.6
Operating revenues from services	**929.2**	**817.2**	**740.8**
Sale of equipment	170.6	146.5	210.8
Gross operating revenues	**1099.8**	**963.7**	**951.6**
Total deductions	**(238.9)**	**(211.8)**	**(239.6)**
Net operating revenues	**860.9**	**751.9**	**712.0**

Blended ARPU was R$ 46 in 2Q2002, compared to R$ 42 in the 2Q2001 and 1Q2002. ARPU from postpaid subscribers increased to R$ 105 this quarter, compared to R$ 73 in 2Q2001 and to R$ 98 in 1Q2002, in line with the focus on high-end customers. Specific recharging campaigns related to particular commemorative dates and events in the quarter, benefited prepaid customers ARPU that reached R$ 26 in this quarter, also an increase compared to R$ 22 in 1Q2002.

During 2Q2002, wireless data (SMS, WAP and others) revenues were approximately 1.6% of the total net revenue from services, average revenues per active users grew from R$ 10.00 in

7

December 2001 to R$ 12.50 in June 2002. More than 40% of total subscribers now have "WAP"-enabled and SMS mobile originator handsets.

2.5 Generation

From the launching of 2.5G technologies, in December 2001, to the end of June 2002, over 20,000 handsets were commercialized. Additionally, over 250 corporate clients are currently using *PCMCIA* boards for high speed calls from their laptops and palmtops to corporate resources. Telesp Celular's strategy is to focus, initially, on high-end customers, primarily corporate subscribers.

On April 2002, Telesp Celular made 2.5G technology available to prepaid customers as well.

Currently, the service coverage includes the metropolitan area of São Paulo city, including Osasco, Alphaville and the route from São Paulo to Guarulhos, including the Cumbica International Airport.

Operating Costs

Despite the growth in revenues, the operating costs, excluding depreciation and amortization, totaled R$ 508.0 million (US$ 178.6 million), a 1.1% decrease compared to 2Q2001 and a 10.2% increase compared to 1Q2002.

Cost of equipment reached R$ 145.5 million (US$ 51.1 million) in 2Q2002, a 15.1% decrease compared to 2Q2001, mainly due to a decrease in handset prices and subsidies level, and to changes in TCP's distribution approach. Cost of equipment in 2Q2002 represented a 29.4% increase compared to 1Q2002, mainly due to a greater level of gross additions.

The remaining operating costs grew by 6.0% compared to 2Q2001 and by 4.0% compared to 1Q2002.

Cost of services reached R$ 122.6 million (US$ 43.1 million) in 2Q2002, a 14.4% decrease compared to 2Q2001 and a 7.1% decrease compared to 1Q2002, primarily due to lower expenses with leased lines, a result of network optimization.

Selling expenses this quarter reached R$ 130.2 million (US$ 45.8 million), a 9.9% increase compared to the same period in 2001, due to increase of agent commissions. Compared to 1Q2002, selling expenses grew by 19.7%, mainly due to an increase in publicity expenses, related to specific seasonal campaigns.

Provisions for doubtful accounts totaled R$ 22.3 million (US$ 7,9 million), or 2.0% of gross revenues.

Subscriber Acquisition Costs (SAC) per gross addition were R$ 99 in 2Q2002, compared to R$ 169 in 2Q2001, due to a decrease of subsidies level and marketing and publicity expenses, and R$ 93 in 1Q2002.

EBITDA

EBITDA reached R$ 352.9 million (US$ 124.1 million), a substantial growth of 77.7% compared to 2Q2001 and a 21.3% increase over 1Q2002. The increase in EBITDA was followed by an expansion in the EBITDA margin to 41.0% in 2Q2002 from 27.9% in 2Q2001 and 38.7% in 1Q2001, respectively.

Excluding handset revenues and cost of equipment, EBITDA margin reached 51.5% this quarter, compared to 40.5% in 2Q2001, and 46.8% in 1Q2002.

Financial Expenses

Net financial expenses totaled R$ 145.9 million (US$ 51.3 million), a 177.4% growth compared to 2Q2001 due to an increase in interest rates and higher indebtedness, and 25.2% growth compared to 1Q2002, as a result of the impact of the Real devaluation on a portion of the debt that came due in the period and that was not fully hedged.

Notwithstanding the fact that 85.0% of TCP's debt is denominated in foreign currency (Euro and US Dollars), accumulated financial expenses in 1H2002 represented 10.4% of average indebtedness, in line with the Company's funding cost in Reais, as a result of a hedging strategy to minimize the impact of currency devaluation. The Real had a 22.4% depreciation relative to the US Dollar and 39.4% relative to the Euro in 2Q2002.

Considering pro-forma consolidation of Global Telecom, the net interest expense would be R$ 618.8 million (US$ 217.6 million), in 2Q2002, which would correspond to an average cost of funding of 15.0% accumulated for the 1H2002, 43.0% below the cost in US dollar and 63.0% below the cost in Euro.

Net Income / Loss

Consolidated net loss in the quarter was R$ 394.1 million (US$ 138.5 million), compared to R$ 132.7 million in 2Q2001 and to R$ 74.5 million in 1Q2002.

Equity loss from Global Telecom was R$ 410.6 million (US$ 144.3 million), in 2Q2002 compared to a loss of R$ 146.2 million in 2Q2001 and a loss of R$ 75.1 million in 1Q2002.

Capital Expenditure

Capital expenditures for this semester were R$ 106 million (US$ 37.2 million), a decrease compared to the R$ 409 million invested in the same period of 2001, as a result of a more restrictive investment policy adopted in light of prevailing market conditions. Capex represented 6.6% of net revenue, compared to 29.5% in the same period in 2001.

Debt

TCP's[1] total debt was R$ 2,817.3 million (US$ 990.5 million), on June 30 , 2002, of which 85.0% is denominated in foreign currency, as a result of investments and the acquisition of TCP's interest in Global Telecom. All foreign currency-denominated loans, at the end of the quarter, were fully hedged.

[1] Includes TCP's and TC's debt, not including GT's debt.

Loans and financing

	2Q02		
	Dollar denominated	Euro denominated	Real denominated
Financing with suppliers	29.5	-	-
Financial Institutions	118.4	-	432.6
Associated Companies	927.9	1,308.9	-
Total	**1,075.8**	**1,308.9**	**432.6**

	2Q02
Current	939.1
Non current	1,878.2
Total	**2,817.3**

Considering the pro-forma consolidation of Global Telecom, total debt would be R$ 5,749.9 million (US$ 2,021.5 million), 84.0% of which financed by TCP's controlling shareholder, Portugal Telecom.

GLOBAL TELECOM

Global Telecom is the Band B mobile operator in the states of Paraná and Santa Catarina, where, indirectly, TCP holds 83% of the economic interest (49% of the voting capital). The results included in this section are presented on a stand-alone basis.

Global Telecom S.A

R$ million	2Q02	1Q 02	% Change	2Q 01	% Change
Total Net Operating Revenues	**115.6**	99.9	15.7%	107.4	7.6%
EBITDA [1]	**26.5**	**12.4**	**113.7%**	**(15.2)**	**n.m.**
EBITDA Margin	22.9%	12.4%	10.6 p.p.	-14.2%	n.m.
Net Income	**(494.6)**	**(90.4)**	**n.m.**	**(179.3)**	**n.m.**
Operational Cash Flow (CF) [2]	**(15.5)**	**(21.6)**	**-28.2%**	**(69.2)**	**-77.6%**
SAC	**128**	**86**	**48.8%**	**175**	**-26.9%**
CAPEX (YTD)	**42**	**34**	**n.m.**	**62**	**-32.3%**

(1) EBITDA - earning before interests, taxes, depreciation, amortization and equity from Global Telecom

(2) Operational Cash Flow = EBITDA - Capex

11

Global Telecom

Operational Ratios

(in thousands)	2Q02	1Q02	% change	2Q01	% change
Total number of subscribers, of which	940	905	3.8%	628	49.6%
Contract	262	287	-8.5%	405	-35.3%
Prepaid	677	619	9.5%	222	204.6%
Total market share (estimate)	37%	36%		29%	
(in thousands)	**2Q02**	**1Q02**	**% change**	**2Q01**	**% change**
Net additions in the period, of which	35	43	-18.9%	88	-60.3%
Contract	-25	-36	-31.8%	0	n.m.
Prepaid	59	79	-25.6%	88	-32.9%
Churn in the quarter	9.6%	6.8%	(2,8 p.p.)	7.5%	(2,1 p.p.)
(in R$ per month)	**2Q02**	**1Q02**	**% change**	**2Q01**	**% change**
ARPU	35	34	2.1%	44	-20.3%
Contract	61	58	5.2%	54	13.0%
Prepaid	24	22	9.1%	21	14.3%
MOU Total	95	101	-5.9%	135	-29.6%
Contract	127	132	-3.8%	137	-7.3%
Prepaid	81	85	-4.7%	130	-37.7%
Headcount (1)	679	714	-4.9%	975	-30.4%
SAC	128	86	48.8%	175	-26.9%

* Churn includes migration among post and pre paid services

(1) Headcount = in-house and outsourced employees (excluding Call Center)

Operating Data

Total subscribers reached 940,000 and market share increased to 37%, representing a net addition of 35,000 new clients in the quarter, a decrease over 1Q2002, reflecting Global Telecom's strategy of focusing on growth combined with profitability.

The customer churn rate in 2Q2002 was 9.6%, an increase compared to 6.8% in 1Q2002 and 7.5% to 2Q2002, mainly due to a migration from postpaid to prepaid service, which is a relatively new service.

Revenues

Net revenues totaled R$ 115.6 million (US$ 40.3 million), a 7.6% increase compared to 2Q2001. Overall growth in the subscribers base was partially offset by an increase of subscribers in a market segment with a lower purchase power. Compared to 1Q2002, there was

12

an increase of 15.7%, primarily due to an increase in handset sales revenues, as a result of higher number of handsets distributed in the quarter and of recharging campaigns related to seasonal events.

Net revenue from services totaled R$ 97.2 million (US$ 34.2 million) in 2Q2002, a 26.2% increase compared to the same quarter in 2001 and a 5.9% increase over the previous quarter.

Blended ARPU in 2Q2002 was R$ 35, a 20.3% decrease compared to 2Q2001, especially to an increase of lower purchase power subscribers and a 2.1% increase compared to 1Q2002, basically as a result of a reduction in Global Telecom's traffic bonus policy and tariff increase in some subscriber plans.

Operating Costs

Total operating costs, excluding depreciation and amortization, reached R$ 89.0 million (US$ 31.3 million) this quarter, a decrease of 27.4% compared to 2Q2001 and a 1.6% increase compared to 1Q2002.

Handsets costs reached R$ 23.0 million (US$ 8.1 million), in 2Q2002, a decrease of 61.5% compared to 2Q2001, as a result of decreased number of new client additions and an increase of 144.7% compared to 1Q2002, mainly as a result of a higher volume of handsets sold in the quarter.

Costs of services reached R$ 28.8 million (US$ 10.1 million), in 2Q2002, an 85.8% increase compared to 2Q2001, following a growth in the client base and a 20.4% decrease compared to 1Q2002, basically as a result of decreased network usage and third-party services.

Sales and marketing expenses reached R$ 22.9 million (US$ 8.1 million), this quarter, representing a 39.3% reduction compared to 2Q2001 and 2.6% compared to the previous quarter.

Subscriber acquisition costs (SAC) totaled R$ 128 per gross addition compared to R$ 175 in 2Q2001 and to R$ 86 in 1Q2002.

EBITDA

Global Telecom's EBITDA was R$ 26.5 million (US$ 9.3 million) in 2Q2002, compared to the negative R$ 15.2 million in the same period of 2001 and R$ 12.4 million in 1Q2002. Such growth was mainly a result of a cost-control program implemented during this quarter.

Interest Expenses

Net interest expenses for 2Q2002 totaled R$ 472.9 million (US$ 166.3 million), representing a 271.8% increase compared to 2Q2001, basically because of the impact of depreciation of the Brazilian Real compared to the Euro which adversely affected Global Telecom's Euro-denominated debt and because of an increased debt level.

Net Income/Loss

Global Telecom recorded a loss of R$ 494.6 million in 2Q2002 (US$ 173.9 million), mainly because of the devaluation of the Real.

Capex

Global Telecom's capital expenditure totaled R$ 76 million (US$ 26.7 million) in 1H2002, compared to R$ 62 million in the same period in 2001. Capex was mainly intended to increase the coverage in Global Telecom's concession area, which currently surpasses 70%.

Debt

As of June 30, 2002, Global Telecom's total debt was R$ 2,932.6 million (US$ 1,031.0 million), 89% of which was foreign currency denominated and financed by Portugal Telecom and 53% of which was hedged.

Tables to follow:

Table 1: TCP Consolidated Profit and Loss Statement
Table 2: TCP Consolidated Balance Sheet
Table 3: GT Profit and Loss Statement
Table 4: GT Balance Sheet
Table 5: TCP pro-forma consolidated P&L (including GT fully consolidated)
Table 6: TCP pro-forma consolidated Balance Sheet (including GT fully consolidated)

This information is also available at TCP's website http://www.telespcelular.com.br

2Q02 CONFERENCE CALL

Date: August 6, 2002 (Tuesday) 1:00 pm (São Paulo time), 12:00 pm – noon (US Eastern time), 5:00 pm (U.K. time)
Phone Number: (+1 706) 634-6093
Conference Call ID: 4994587 (or Telesp Celular)

Contacts: Maria Paula Canais – Director of Investor Relations
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabíola Michalski
Fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

TCP's results are presented in nominal Reais pursuant to Brazilian Corporate Law accounting principles. For regulatory reasons, TCP is not permitted to control Global Telecom and thus, GT's financial results presented are consolidated by TCP according to the equity method. Global Telecom operational information and results are presented separately in this press release.

In addition, for informational purposes, TCP and Global Telecom consolidated pro-forma Balance and Profit and Loss statements have also been included at the end of this press release.

TABLE 1: TCP CONSOLIDATED PROFIT AND LOSS STATEMENT

(In millions)

	Brazilian Corporate Law 2002			2001
	2Q 02 R$	2Q 02 US$	1Q 02 R$	2Q 01 R$
Total gross operating revenues	**1,099.8**	**386.7**	**963.7**	**951.6**
Total deductions	(238.9)	(84.0)	(211.8)	(239.6)
Net operating revenues from telecommunication services	747.3	262.7	655.2	575.1
Net operating revenues from sales of equipment	113.6	39.9	96.7	137.0
Total net operating revenues	**860.9**	**302.7**	**751.9**	**712.1**
Operating Costs	**(508.0)**	**(178.6)**	**(460.9)**	**(513.4)**
Personnel	(36.8)	(12.9)	(40.3)	(27.6)
Cost of services	(122.6)	(43.1)	(131.9)	(143.2)
Cost of equipment sold	(145.5)	(51.2)	(112.4)	(171.3)
Selling expenses	(130.2)	(45.8)	(108.8)	(118.5)
General and administrative expenses	(45.5)	(16.0)	(40.9)	(45.7)
Other operating expenses, net	(27.4)	(9.6)	(26.6)	(7.1)
Earnings before interest, tax, depreciation, amort. and equity consolidation - EBITDA	**352.9**	**124.1**	**291.0**	**198.6**
Depreciation and amortization	(163.9)	(57.6)	(161.3)	(125.0)
Operating income after depreciation and before interest and equity consolidation - EBIT	**189.0**	**66.4**	**129.7**	**73.6**
Net interest expense	(145.9)	(51.3)	(116.5)	(52.6)
Equity	(410.6)	(144.4)	(75.1)	(146.2)
Operating income after interest expense	**(367.5)**	**(129.2)**	**(61.9)**	**(125.2)**
Net non-operating income	-	-	9.2	-
Income before income taxes and minority interests	**(367.5)**	(129.2)	**(52.7)**	**(125.2)**
Income and social contribution taxes	(26.6)	**(9.4)**	(21.8)	(7.5)
Net income for the period	**(394.1)**	**(138.6)**	**(74.5)**	**(132.7)**
Dollar		2.8444		

Source: Federal Reserve Bank of New York

16

TABLE 2: TCP CONSOLIDATED BALANCE SHEET

(In millions)

	Brazilian Corporate Law		
	Jun. 30,2002	Jun. 30,2002	Dec. 31,2001
ASSETS	R$	US$	R$
Current Assets	1,107.1	389.2	947.1
Cash and cash equivalents	128.0	45.0	81.5
Net accounts receivable trade	413.2	145.3	442.4
Inventory	70.5	24.8	84.9
Taxes deferred and receivable	315.4	110.9	301.1
Prepaid expenses	55.9	19.7	18.4
Hedge agreements	77.3	27.2	6.6
Other assets	46.8	16.5	12.2
Non Current Assets	1,773.2	623.4	1,571.3
Net accounts receivable trade	17.2	6.0	30.6
Taxes deferred and receivable	865.6	304.3	924.0
Hedge agreements	885.3	311.2	610.9
Prepaid expenses	5.1	1.8	5.8
Permanent Assets	4,168.1	1,465.4	4,353.8
Investments	584.2	205.4	582.9
Global Goodwill	585.5	205.8	585.5
Advance for future capital increase	276.1	97.1	276.1
Provision for investments losses	(278.7)	(98.0)	(278.7)
Property, plant and equipment, net	3,480.8	1,223.7	3,695.8
Deferred assets	103.1	36.2	75.1
Total Assets	7,048.4	2,478.0	6,872.2

LIABILITIES	Jun. 30,2002	Jun. 30,2002	Dec. 31,2001
	R$	US$	R$
Current Liabilities	1,727.8	607.4	1,319.8
Payroll and related accruals	25.7	9.0	26.6
Accounts payable	424.2	149.1	506.9
Taxes and contributions payable	100.2	35.2	103.2
Interest on net worth and dividends payable	19.8	7.0	20.0
Loans and financing	939.1	330.2	454.7
Provision for contingencies	57.6	20.3	29.4
Operations with derivatives	41.4	14.6	91.6
Other liabilities	119.8	42.1	87.4
Non Current Liabilities	3,046.5	1,071.1	2,809.8
Loans and financing	1,878.2	660.3	2,125.4
Provision for contingencies	84.4	29.7	80.1
Insufficiency of assets over liabilities	1,068.5	375.7	582.9
Provision for pension fund	1.4	0.5	1.3
Other liabilities	14.0	4.9	20.1
Shareholders' Equity	2,274.1	799.5	2,742.6
Share capital	1,873.3	658.6	1,873.3
Goodwill special reserve	1,164.8	409.5	1,164.8
Retained earnings	(764.0)	(268.6)	(295.5)
Total Liabilities	7,048.4	2,478.0	6,872.2

Dollar	2.8444		

Source: Federal Reserve Bank of New York

TABLE 3: GT PROFIT AND LOSS STATEMENT

(In millions)

	Brazilian Corporate Law			
	2002		2001	
	2Q 02 R$	2Q 02 US$	1Q 02 R$	2Q 01 R$
Total gross operating revenues	**142.8**	**50.2**	**127.0**	**134.7**
Total deductions	(27.2)	(9.5)	(27.1)	(27.3)
Net operating revenues from telecommunication services	97.2	34.2	91.8	77.0
Net revenue from sales of equipment	18.4	6.5	8.1	30.4
Total net operating revenues	**115.6**	**40.6**	**99.9**	**107.4**
Operating Costs	**(89.1)**	**(31.3)**	**(87.5)**	**(122.6)**
Personnel	(8.3)	(2.9)	(9.9)	(10.6)
Cost of services	(28.8)	(10.1)	(36.2)	(15.5)
Cost of equipment sold	(23.0)	(8.1)	(9.4)	(59.7)
Selling expenses	(22.9)	(8.1)	(23.5)	(37.7)
General and administrative expenses	(4.5)	(1.6)	(5.6)	(4.9)
Other operating expenses, net	(1.6)	(0.5)	(2.9)	5.8
Earnings before interest, tax, depreciation and amort. - EBITDA	**26.5**	**9.3**	**12.4**	**(15.2)**
Depreciation and amortization	(48.2)	(16.9)	(46.2)	(29.5)
Operating income after depreciation and before interest - EBIT	**(21.7)**	**(7.6)**	**(33.8)**	**(44.7)**
Net interest expense	(472.9)	(166.2)	(56.6)	(127.2)
Transferred to assets	-	-	-	(7.1)
Operating income after interest expense	**(494.6)**	**(173.9)**	**(90.4)**	**(179.0)**
Net non-operating income	(0.0)	(0.0)	0.0	(0.3)
Income before income taxes	**(494.6)**	**(173.9)**	**(90.4)**	**(179.3)**
Net income for the period	**(494.6)**	**(173.9)**	**(90.4)**	**(179.3)**

Dollar		2.8444		

Source: Federal Reserve Bank of New York

18

TABLE 4: GT BALANCE SHEET

(In millions)

	Brazilian Corporate Law		
	Jun. 30,2002	Jun. 30,2002	Dec. 31,2001
ASSETS	R$	US$	R$
Current Assets	**126.3**	**44.4**	**190.1**
Non Current Assets	164.1	57.7	113.6
Permanent Assets	**1,687.0**	**593.1**	**1,702.4**
Property, plant and equipment, net	1,458.4	512.7	1,462.7
Deferred assets	228.6	80.4	239.7
Insufficiency of assets over liabilities	**1,212.8**	**426.4**	**627.8**
Total Assets	3,190.2	1,121.6	2,633.9

LIABILITIES	Jun. 30,2002	Jun. 30,2002	Dec. 31,2001
	R$	US$	R$
Current Liabilities	**431.1**	**151.6**	**493.8**
Loans and financing	267.1	93.9	212.5
Other liabilities	164.0	57.7	281.3
Non Current Liabilities	**2,759.1**	**970.0**	**2,140.1**
Loans and financing	2,665.5	937.1	2,094.8
Other liabilities	93.6	32.9	45.3
Total Liabilities	3,190.2	1,121.6	2,633.9

Dollar		2.8444	

Source: Federal Reserve Bank of New York

19

TABLE 5: PRO-FORMA CONSOLIDATED PROFIT AND LOSS STATEMENTS

(Including Global Telecom Fully Consolidated)

(In millions)

	2Q2002	1Q2002
Gross operating revenues	1,242.6	1090.8
Value added, other indirect taxes and discounts	(266.1)	(239.0)
Net operating revenues	976.5	851.9
Cost of services and equipment sold	(498.3)	(471.0)
Gross profit	478.2	380.9
Operational expenses	-	-
Selling expenses	(190.0)	(165.7)
General and administrative expenses	(82.0)	(79.8)
Other operational expenses, net	(36.4)	(42.2)
Operating income before interest	169.8	93.1
Net interest expenses	(621.4)	(170.5)
Operating loss	(451.6)	(77.4)
Net non operating income	-	-
Income before taxes and minority interests	(451.6)	(68.1)
Income and social contribution taxes	(26.5)	(21.8)
Minority interest	84.0	15.5
Net income for the period	(394.1)	(74.5)

TABLE 6: PRO-FORMA CONSOLIDATED BALANCE SHEET
(Including Global Telecom Fully Consolidated)

(In millions)

	Jun.31,2002	Dec.31,2001
ASSETS		
Current Assets	1,194.7	1,135.9
Non Current Assets	2,130.5	1,878.0
Investments	316.1	314.8
Property, plant and equipments, net	4,939.3	5,158.5
Deferred assets	331.6	314.9
Permanent Assets	5,587.0	5,788.1
Total Assets	8,912.2	8,802.1
LIABILITIES		
Loans and financing	1,206.2	667.2
Other liabilities	913.7	1,144.6
Current Liabilities	2,119.9	1,811.8
Loans and financing	4,543.7	4,220.1
Other liabilities	193.2	146.7
Non Current Liabilities	4,736.9	4,366.8
Minority interests	(218.9)	(119.4)
Share capital	1,873.3	1,873.3
Goodwill special reserve	1,164.8	1,164.8
Retained earnings	(764.0)	295.4
Shareholders' Equity	2,274.1	2,742.7
Funds for Capitalization	0.2	0.2
Total Liabilities	8,912.2	8,802.1

###

Telesp Celular
Uma empresa do grupo
Portugal Telecom

PARA DIVULGAÇÃO IMEDIATA

Contato: Edson Alves Menini
Telesp Celular S.A.
(11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES DIVULGA OS RESULTADOS DO SEGUNDO TRIMESTRE DE 2002

São Paulo, Brasil – 06 de agosto de 2002 – Telesp Celular Participações S.A. ("TCP") (NYSE: TCP; BOVESPA: TSPP3 (ON), TSPP4 (PN)) está anunciando hoje seus resultados consolidados para o segundo trimestre de 2002. A TCP é a companhia que controla 100% do capital social da Telesp Celular S.A., a maior operadora de telefonia móvel no Brasil e indiretamente detém 83% do capital social da Global Telecom (49% do capital votante), a operadora da Banda B dos estados de Santa Catarina e Paraná.

TCP [1]

R$ milhões	2T02	1T 02	Δ%	2T 01	Δ%
Receita líquida total	**860,9**	**751,9**	**14,5%**	**712,0**	**20,9%**
EBITDA [2]	**352,9**	**291,0**	**21,3%**	**198,6**	**77,7%**
Margem EBITDA	41,0%	38,7%	2.3 p.p.	27,9%	13.1 p.p.
Lucro líquido	**(394,1)**	**(74,5)**	**n.m**	**(132,7)**	**n.m**
Lucro por 1000 ações	(0,86)	(0,16)	n.m	(0,29)	n.m
Fluxo de caixa Operacional [3]	**280,9**	**257,0**	**9,3%**	**(33,4)**	**n.m**
Fluxo de caixa por 1000 ações	0,61	0,19	222,5%	(0,07)	n.m
SAC	**99**	**93**	**6,5%**	**169**	**-41,4%**
Investimentos (acumulado)	**106**	**34**	**n.m.**	**409**	**-74,1%**

(1) Telesp Celular S.A. 100% consolidada e Global Telecom consolidada por equivalência patrimonial

(2) EBITDA – Resultado antes de depreciação, amortização, resultado financeiro e da equivalência patrimonial da Global Telecom

(3) Fluxo de caixa operacional = EBITDA - Investimentos

COMENTÁRIOS DA ADMINISTRAÇÃO

A TCP melhorou sua margem EBITDA em 2T2002 ao mesmo tempo em que aumentou seu *market share*. A base de clientes cresceu em mais de 5% no trimestre. TCP alcançou 267 mil adições líquidas em 2T2002 comparado com 232 mil em 2T2001 e 150 mil em 1T2002. Como resultado das adições líquidas deste trimestre, a TCP alcançou um *market share* de 67%, totalizando mais de 5.521 mil clientes. Este crescimento foi obtido com um custo de aquisição de R$ 99, que compara a R$ 169 no 2T2001 e a R$ 93 no 1T2002.

A receita líquida da TCP cresceu mais de 20% no 2T2002, comparado ao 2T2001, ao mesmo tempo em que a margem EBITDA foi de 41,0% em 2T2002 comparado a 27,1% em 2T2001 e 38,7% em 1T2002 em linha com a estratégia de crescimento com rentabilidade, implementada a partir de 1T2001.

O *market share* da Global Telecom cresceu para 37%, com 940 mil clientes. As receitas operacionais cresceram 15,7% face ao 1T2002 tendo a margem EBITDA atingido 22,9%, mais 10,5 p.p. face ao 1T2002.

O lucro líquido da TCP em 2T2002 foi afetado desfavoravelmente pelos resultados financeiros associados ao elevado nível de endividamento da TCP e da Global Telecom e pela desvalorização do Real face ao Dólar e ao Euro. O aumento de capital que estava previsto para ser homologado até o final do 2T2002, somente será possível de ser concluído no final do 3T2002.

DESTAQUES DO 2T2002

A. Telesp Celular

Posição de Mercado

- O *market share* cresceu para 67%.
- A base de clientes cresceu 5,1% em relação ao final do trimestre anterior para 5.521 mil, representando uma adição líquida de 267 mil novos clientes, um acréscimo de 15% em comparação com as adições líquidas registradas no 2T2001 e um aumento de 78% com relação ao 1T2002.
- A base de clientes do serviço pós pago registrou um crescimento de 2,2% em relação ao trimestre anterior.

Crescimento do Tráfego e ARPU

- O MOU do pós pago cresceu 19,4% em relação ao 2T2001 e 5,4% em relação ao 1T2002 para 207.
- O *blended* ARPU foi de R$ 46 no 2T2002, comparado a R$ 42 no 2T2001 e 1T2002. O aumento neste trimestre foi conseqüência de campanhas promocionais específicas que resultaram em um aumento do volume de tráfego originado.
- O ARPU dos clientes do serviço pós-pago aumentou para R$ 105 neste trimestre, comparado a R$ 73 no 2T2001 e R$ 98 no 1T2002, em linha com o foco nos clientes de alto valor agregado.
- Beneficiado por campanhas específicas de recarregamento, o ARPU dos clientes do serviço pré pago apresentou um crescimento em relação ao trimestre anterior, atingindo R$ 26 comparado com R$ 22 no 1T2002.

Controle de Custos

- O custo de aquisição de clientes (SAC) totalizou R$ 99 no 2T2002, comparado a R$169 no 2T2001 e R$ 93 no 1T2002.
- Os investimentos neste trimestre ascenderam a R$ 72 milhões, num total de R$ 106 milhões no semestre, representando 6,6% das receitas líquidas, que compara com 29,5% no 1S2001, seguindo uma controlada política de investimentos, associada às condições de mercado.
- As provisões para devedores duvidosos atingiram R$ 22,3 milhões, ou 2,0% da receita bruta.

Desempenho Operacional

- As receitas líquidas cresceram para R$ 860,9 milhões, representando um crescimento de 20,9% em relação ao 2T2001 e 14,5% face ao 1T2002, em resultado do aumento do número de clientes e do maior nível de utilização do serviço.
- O EBITDA atingiu R$ 352,9 milhões, representando um crescimento de 77,7% em relação ao 2T2001 e crescimento de 21,3% em relação ao 1T2002.
- O aumento do EBITDA foi acompanhado pelo crescimento da margem EBITDA de 27,9% no 2T2001 e 38,7% no 1T2002 para 41,0% neste trimestre.

Impacto do Cenário Macroeconômico

- Resultado financeiro de R$-145,9 milhões no 2T2002, correspondendo as despesas financeiras a um custo médio de 5,5% do endividamento médio, em linha com o custo em moeda local devido às operações de cobertura cambial.

B. Global Telecom

Posição de Mercado

- O *Market share* cresceu de 29% no 2T2001 para 37% no 2T2002.
- A base total de clientes cresceu 49,6% em relação ao 2T2001, atingindo 940 mil clientes.

Desempenho Operacional

- As receitas líquidas atingiram R$ 115,6 milhões, um aumento de 7,6% em relação ao 2T2001 e 15,7% em relação ao 1T2002.
- O ARPU do pós pago cresceu 13,0% em comparação com o 2T2001 para R$ 61.
- O ARPU do pré pago cresceu 14,3% em comparação com o 2T2001 para R$ 24.
- O custo de aquisição de clientes (SAC) totalizou R$ 128 por adição bruta que compara com R$ 175 no 2T2001 e R$ 86 no 1T2002.
- O EBITDA totalizou R$ 26,5 milhões no 2T2002, comparado com R$ -15,2 milhões no mesmo período de 2001 e R$ 12,4 milhões no 1T2002.

24

- O aumento do EBITDA foi acompanhado pelo crescimento da margem EBITDA de –14,2% no 2T2001 e 12,4% no 1T2002 para 22,9% neste trimestre.

Impacto do Cenário Macroeconômico

O resultado financeiro no 2T2002 totalizou R$ -472,9 milhões, representando um aumento de 271,8% em relação ao 2T2001, como resultado, basicamente, do impacto da depreciação da taxa de câmbio do Real face ao Euro (desvalorização de 39,4% no 2T2002) sobre a parte da dívida da Global Telecom que não se encontrava protegida contra variações cambiais e do maior nível de endividamento.

25

TELESP CELULAR PARTICIPAÇÕES

Os dados operacionais discutidos abaixo correspondem aos resultados da Telesp Celular S.A., a operadora celular da Banda A no estado de São Paulo. Os resultados da TCP incluem a participação nos resultados da Global Telecom, consolidados pelo método de equivalência patrimonial.

Dados Operacionais - Telesp Celular

(em milhares)	2T02	1T02	Variação %	2T01	Variação %
Total de assinantes, dos quais	5.521	5.254	5,1%	4.736	16,6%
Pós Pago	1.403	1.373	2,2%	1.505	-6,8%
Pré-pago	4.118	3.881	6,1%	3.231	27,5%
Área 1	3.503	3.320	5,5%	2.993	17,0%
Área 2	2.018	1.934	4,3%	1.743	15,8%
Analógico	272	300	-9,3%	501	-45,7%
Digital	5.249	4.954	6,0%	4.235	23,9%
Mkt share na Área 1 (Estimado na área de concessão)	68%	66%		64%	
Mkt share na Área 2 (Estimado na área de concessão)	66%	66%		66%	
Market share total (Estimado)	67%	66%		64%	
(em milhares)	**2T02**	**1T02**	**Variação %**	**2T01**	**Variação %**
Adições liquidas no período, dos quais	267	150	78,0%	232	15,1%
Pós Pago	30	4	650,0%	-80	-137,5%
Pré-Pago	237	146	62,3%	312	-24,0%
Churn no trimestre *	5,3%	4,1%	(1,2 p.p.)	5,0%	(0,3 p.p.)
(em R$/mês)	**2T02**	**1T02**	**Variação %**	**2T01**	**Variação %**
ARPU	46	42	9,7%	42	11,5%
Pós Pago	105	98	7,3%	73	43,3%
Pré Pago	26	22	17,1%	25	1,6%
MOU Total	109	107	1,4%	117	-7,3%
Pós Pago	207	196	5,4%	173	19,4%
Pré Pago	74	75	-1,9%	89	-16,9%
Empregados [1]	2.542	2.528	0.6%	2.607	-2.5%
SAC	99	93	6,5%	169	-41,4%

*Churn inclui a migração entre os serviços pós e pré pago
(1) Empregados = efetivos + contratados excluindo call center

Dados Operacionais

O número de assinantes aumentou para 5.521 mil, representando uma adição líquida de 267 mil novos clientes no 2T2002, um acréscimo de 15% em comparação com as adições líquidas registradas no 2T2001 e um aumento de 78% com relação ao 1T2002.

A Telesp Celular aumentou seu *market share* para cerca de 67%, com custo de aquisição de clientes de R$ 99.

O número de clientes do serviço pós-pago aumentou 2,2% em relação ao trimestre anterior como resultado de um maior foco em clientes de alto valor agregado. O tráfego médio por cliente atingiu 109 minutos (um aumento de 1,4% face ao 1T2002). O tráfego médio por cliente do serviço pós pago cresceu 19,4% em relação ao 2T2001 e 5,4% face ao 1T2002.

O número de empregados observou um ligeiro acréscimo no 2T2002 em relação ao trimestre anterior. Todavia, o índice de produtividade cresceu de 2.078 clientes por empregado no final do 1T2002 para 2.172, no final de 2T2002.

Receita

As receitas líquidas cresceram para R$ 860,9 milhões, um aumento de 20,9% em relação ao 2T2001 e 14,5% face ao 1T2002.
A receita líquida de serviços aumentou 29,9% em relação ao 2T2001 e 14,1% em relação ao 1T2002.

A receita líquida da venda de aparelhos totalizou R$ 113,6 milhões, representando um decréscimo de 17,0% em comparação com o 2T2001, devido à distribuição direta dos fornecedores para alguns *dealers,* e um aumento de 17,5% em relação ao trimestre anterior como resultado de um maior nível de adições brutas.

Receita operacional	2T02	1T02	2T01
Assinatura + Utilização	578,3	511,5	463,8
Uso de rede	341,3	298,1	268,4
Outros serviços	9,6	7,6	8,6
Receita de serviços de telecomunicações	**929,2**	**817,2**	**740,8**
Venda de aparelhos celulares	170,6	146,5	210,8
Receita operacional bruta total	**1.099,8**	**963,7**	**951,6**
Total deduções da receita operacional bruta	**(238,9)**	**(211,8)**	**(239,6)**
Receita operacional líquida	**860,9**	**751,9**	**712,0**

O *blended* ARPU foi de R$ 46 no 2T2002, comparado aos R$ 42 nos 2T2001 e 1T2002. O ARPU dos clientes do serviço pós-pago aumentou para R$ 105 neste trimestre, comparado a R$ 73 no 2T2001 e R$ 98 no 1T2002, em linha com o foco nos clientes de alto valor. Beneficiado por campanhas específicas de recarregamento associadas a datas e acontecimentos específicos do trimestre, o ARPU dos clientes do serviço pré pago também apresentou um crescimento em relação ao trimestre anterior, atingindo R$ 26 comparado com R$ 22 no 1T2002.

Durante o 2T2002, as receitas de wireless data ("WAP", "SMS" e outros) representaram, aproximadamente, 1,6% da receita líquida total de serviços, tendo a receita média por usuário ativo aumentado de R$10,00 em dezembro de 2001 para R$12,50 em junho de 2002.

Mais de 40% do total de assinantes já possuem aparelhos com acesso ao serviço "WAP" e aparelhos habilitados para enviar "SMS".

Geração 2,5

Desde o lançamento da tecnologia 2,5G em dezembro de 2001 até o final de junho de 2002, mais de 20.000 aparelhos foram comercializados. Adicionalmente, mais de 250 clientes corporativos usam placas *PCMCIA* para ligações em alta velocidade dos seus *laptops* e *palmtops* aos recursos corporativos. A estratégia da Telesp Celular é focar, inicialmente, nos clientes de maior valor agregado, em sua maioria clientes corporativos.

Em abril de 2002, a Telesp Celular começou a disponibilizar a tecnologia 2,5G também para os clientes do serviço pré pago.

Atualmente, a cobertura do serviço abrange a área metropolitana de São Paulo, a região de Osasco e Alphaville e o trajeto de São Paulo até Guarulhos, incluindo-se o Aeroporto Internacional de Cumbica.

Custos Operacionais

Não obstante o crescimento das receitas, os custos operacionais, excluindo depreciação e amortização, decresceram 1,1% no 2T2002, atingindo R$ 508,0 milhões, em comparação com o 2T2001, tendo crescido 10,2% em relação ao 1T2002.

O custo dos aparelhos atingiu R$ 145,5 milhões no 2T2002, uma redução de 15,1% em comparação com o 2T2001, devido à redução do custo dos aparelhos e do nível de subsídios e à mudança no modelo de distribuição, e um aumento de 29,4% em relação ao 1T2002, em função, principalmente, de um maior nível de adições brutas.

Os demais custos operacionais cresceram 6% em comparação ao 2T2001 e 4,0% em comparação ao 1T2002.

O custo de serviços prestados atingiu R$ 122,6 milhões no 2T2002, uma redução de 14,4% em comparação com o 2T2001 e uma redução de 7,1% em relação 1T2002, basicamente como resultado de menores gastos com meios de conexão, em função da otimização da rede.

As despesas comerciais neste trimestre alcançaram R$ 130,2 milhões, representando um aumento de 9,9% em comparação com o mesmo período de 2001, basicamente, como resultado do aumento de comissões a agentes e aumento de lojas próprias. As despesas comerciais cresceram 19,7% em relação ao 1T2002, fruto de maiores gastos em publicidade, associados às campanhas da época.

As provisões para devedores duvidosos atingiram R$ 22,3 milhões, ou 2,0% da receita bruta.

O custo de aquisição de clientes (SAC) por adição bruta totalizou R$ 99 no 2T2002, comparado a R$ 169 no 2T2001, como conseqüência de menores níveis de subsídios e de gastos com *marketing* e publicidade, e R$ 93 no 1T2002.

EBITDA

O EBITDA atingiu R$ 352,9 milhões, representando um crescimento de 77,7% em relação ao 2T2001 e de 21,3% em relação ao 1T2002. O aumento do EBITDA foi acompanhado pelo crescimento da margem EBITDA de 27,9% no 2T2001 e 38,7% no 1T2002 para 41,0% no 2T2002.

Excluindo a receita de venda e o custo de aparelhos, a margem EBITDA atingiu 51,5% neste trimestre, comparada a 40,5% no 2T2001 e 46,8% no 1T2002.

Despesas Financeiras

O resultado financeiro líquido no 2T2002 totalizou R$ -145,9 milhões, representando um aumento de 177,4% em relação ao 2T2001, devido ao aumento das taxas de juros e do nível de endividamento, e um aumento de 25,2% face ao 1T2002, devido a desvalorização do Real que impactou numa parcela da dívida que venceu no período e que não estava totalmente protegida.

Apesar do fato de 85% da dívida da TCP estar denominada em moeda estrangeira (Euro e Dólar norte-americano), as despesas financeiras acumuladas no 1S2002 representaram 10,4% do endividamento médio, em linha com o custo de captação da companhia em Reais(o Real desvalorizou-se 22,4% em relação ao dólar e 39,4% em relação ao Euro no 2T2002).

Considerando a consolidação pro-forma da Global Telecom, o resultado financeiro atingiria R$ -618,8 milhões no 2T2002, o qual corresponderia a um custo médio de financiamento de 15% acumulado para o 1S2002, em resultado de uma parte da dívida da Global Telecom não se encontrar protegida contra variações cambiais.

Lucro Líquido

O lucro líquido consolidado no trimestre totalizou R$ -394,1 milhões, comparado com R$ -132,7 milhões registrado no 2T2001 e com R$ -74,5 milhões no 1T2002.

A equivalência patrimonial da Global Telecom no final do 2T2002 foi R$ -410,6 milhões, comparada com R$ -146,2 milhões no 2T2001 e R$ -75,1 milhões no 1T2002.

Investimentos

Os investimentos no semestre totalizaram R$ 106 milhões, uma redução quando comparada com os R$ 409 milhões investidos no 2T2001, refletindo uma seleção criteriosa dos projetos de investimento, adaptada às condições de mercado. Os investimentos representaram 6,6% da receita líquida, comparado com 29,5% no mesmo período do ano anterior.

Dívida

Em 30 de junho de 2002, a dívida total da TCP[1] era de R$ 2.817,3 milhões, da qual 85% estava denominada em moeda estrangeira. As dívidas denominadas em moeda estrangeira, ao final do trimestre, estavam totalmente protegidas contra variações cambiais.

[1] *Inclui dívidas da TCP e TC, não incluindo a dívida da GT*

Empréstimos e financiamentos

	2T02		
	Denominado em US$	Denominado em EUR	Denominado em R$
Fornecedores	29,5	-	-
Instituições Financeiras	118,4	-	432,6
Empresas Associadas	927,9	1.308,9	-
Total	**1.075,8**	**1.308,9**	**432,6**

	2T02
Curto prazo	939,1
Longo prazo	1.878,2
Total	**2.817,3**

Considerando a consolidação pró-forma da Global Telecom, a dívida total somaria R$ 5.749,9 milhões, 84% financiada pela Portugal Telecom.

GLOBAL TELECOM

Nesta seção são apresentados os resultados da Global Telecom, a operadora celular de Banda B nos estados de Paraná e Santa Catarina, na qual a TCP detém, indiretamente, 83% do interesse econômico (49% do capital votante).

Global Telecom S.A R$ milhões	2T02	1T 02	Δ%	2T 01	Δ%
Receita líquida total	**115,6**	99,9	**15,7%**	**107,4**	**7,6%**
EBITDA [1]	**26.5**	12.4	**113.7%**	**(15.2)**	**n.m.**
Margem EBITDA	22,9%	12,4%	10.6 p.p.	-14,2%	n.m.
Lucro líquido	**(494,6)**	**(90,4)**	**n.m.**	**(179,3)**	**n.m.**
Fluxo de caixa Operacional [2]	**(15.5)**	**(21.6)**	**-28.2%**	**(69.2)**	**-77.6%**
SAC	**128**	**86**	**48,8%**	**175**	**-26,9%**
Investimentos (acumulado)	**42**	**34**	**n.m.**	**62**	**-32,3%**

(1) EBITDA – Resultado antes de depreciação, amortização, resultado financeiro e da equivalência patrimonial da Global Telecom
(2) Fluxo de caixa operacional = EBITDA - Investimentos

Dados Operacionais - Global Telecom

(em milhares)	2T02	1T02	Variação %	2T01	Variação %
Total de assinantes, dos quais	940	905	3,8%	628	49,6%
Contrato	262	287	-8,5%	405	-35,3%
Pré-pago	677	619	9,5%	222	204,6%
Market share total (Estimado)	37%	36%		29%	

(em milhares)	2T02	1T02	Variação %	2T01	Variação %
Adições líquidas no período, dos quais	35	43	-18,9%	88	-60,3%
Contrato	-25	-36	-31,8%	0,0	n.m.
Pré-Pago	59	79	-25,6%	88	-32,9%
Churn no trimestre	9,6%	6,8%	(2,8 p.p.)	7,5%	(2,1 p.p.)

(em R$/mês)	2T02	1T02	Variação %	2T01	Variação %
ARPU	35	34	2,1%	44	-20,3%
Pós Pago	61	58	5,2%	54	13,0%
Pré Pago	24	22	9,1%	21	14,3%
MOU Total	95	101	-5,9%	135	-29,6%
Pós Pago	127	132	-3,8%	137	-7,3%
Pré Pago	81	85	-4,7%	130	-37,7%
Empregados (1)	679	714	-4,9%	975	-30,4%
SAC	128	86	48,8%	175	-26,9%

*Churn inclui a migração entre os serviços pós e pré pago

(1) Empregados = efetivos + contratados excluindo call center

Dados Operacionais

O número de assinantes atingiu 940 mil, tendo o *market share* crescido para cerca de 37%, representando uma adição líquida de 35 mil novos clientes no trimestre, um decréscimo comparado com 1T2002, em resultado de um maior foco da empresa no crescimento com rentabilidade.

A taxa de *churn* de clientes no 2T2002 foi de 9,6%, apresentando um acréscimo face aos 6,8% registrados no 2T2001 e aos 7,5% no 1T2002 em função, principalmente, da migração dos clientes do serviço pós pago para o serviço pré pago, serviço este ainda relativamente recente.

Receitas

As receitas líquidas atingiram R$ 115,6 milhões, um aumento de 7,6% em relação ao 2T2001, na seqüência do crescimento da base de clientes, parcialmente prejudicada pela captação de segmentos de menor poder de compra. Em relação ao 1T2002, o crescimento foi de 15,7%, devido a um aumento na receita da venda de aparelhos, como conseqüência do maior volume distribuído no trimestre e da resposta favorável a campanhas de recarregamento associadas a eventos da época.

A receita líquida de serviços totalizou R$ 97,2 milhões no 2T2002, representando um aumento de 26,2% em comparação com o mesmo período do ano anterior e 5,9% sobre o trimestre anterior.

O *blended* ARPU no 2T2002 foi de R$ 35, representando um decréscimo de 20,3% em relação ao 2T2001, devido, principalmente, à captação de segmentos de mais baixa renda e um acréscimo de 2,1% em relação ao 1T2002, em função, basicamente, de uma redução nos bônus de tráfego da Global Telecom anteriormente praticados e um aumento de tarifas de alguns planos.

Custos Operacionais

O total dos custos operacionais, excluindo depreciação e amortização, atingiu R$ 89 milhões neste trimestre, um decréscimo de 27,4% em comparação com o 2T2001, e um aumento de apenas 1,6%, face ao 1T2002.

O custo dos aparelhos atingiu R$ 23,0 milhões no 2T2002, uma redução de 61,5% em comparação com o 2T2001, devido, basicamente, a um menor nível de captação de clientes, e um aumento de 144,7% em relação ao 1T2002, em função, principalmente, de um maior volume de aparelhos distribuídos no trimestre.

O custo de serviços prestados atingiu R$ 28,8 milhões no 2T2002, um aumento de 85,8% em comparação com o 2T2001, acompanhando o crescimento da base de clientes e uma redução de 20,4% em relação 1T2002, basicamente como resultado de menores despesas com uso de rede (interconexão) e serviços de terceiros.

As despesas comerciais e de *marketing* neste trimestre alcançaram R$ 22,9 milhões, representando uma redução de 39,3% em comparação com o mesmo período de 2001 e 2,6% em relação ao trimestre anterior.

O custo de aquisição de clientes (SAC) por adição bruta totalizou R$ 128 por adição bruta que compara com R$ 175 no 2T2001 e R$ 86 no 1T2002.

EBITDA

O EBITDA da Global Telecom foi de R$ 26,5 milhões no 2T2002, comparado com R$ -15,2 milhões no mesmo período de 2001 e R$ 12,4 milhões no 1T2002. Tal crescimento ocorreu, principalmente, devido a um efetivo controle de custos no trimestre.

Despesas Financeiras

O resultado financeiro no 2T2002 totalizou R$ -472,9 milhões, representando um aumento de 271,8% em relação ao 2T2001, como resultado, basicamente, do impacto da depreciação da taxa de câmbio do Real face ao Euro, o qual impactou a dívida da Global Telecom que não se encontrava protegida contra variações cambiais, e do maior nível de endividamento.

Lucro Líquido

Como conseqüência, em grande parte, do impacto da desvalorização do Real, a Global Telecom registrou um prejuízo de R$ 494,6 milhões no 2T2002.

Investimentos

Os investimentos da Global Telecom no semestre totalizaram R$ 76 milhões, comparados com R$ 62 milhões no mesmo período do ano anterior. Os investimentos são voltados, basicamente, para a expansão da cobertura na área de concessão que já ultrapassa 70%.

Dívida

Em 30 de junho de 2002, a dívida total da Global Telecom era R$ 2.932,6 milhões, sendo 89% denominada em moeda estrangeira e financiada pela Portugal Telecom, da qual 53% estava protegida através de cobertura contra variação cambial.

Tabelas que seguem:

Tabela 1: Demonstrativo de Resultados Consolidados da TCP
Tabela 2: Balanço Patrimonial Consolidado da TCP
Tabela 3: Demonstrativo de Resultados da Global Telecom
Tabela 4: Balanço Patrimonial da Global Telecom
Tabela 5: Demonstrativo de Resultados Pró-forma Consolidados da TCP (incluindo a consolidação integral da Global Telecom)
Tabela 6: Balanço Patrimonial Pró-forma Consolidado da TCP (incluindo a consolidação integral da Global Telecom)

Esta informação também está disponível no website da empresa: http://www.telespcelular.com.br

APRESENTAÇÃO "ABAMEC-SP"

Data: 6 de agosto de 2002 (terça-feira) - 9:00 às 11:00 hs
Local: Hotel Intercontinental - Salão Di Cavalcanti - Alameda Santos, 1.123 (SP)

TELECONFERÊNCIA - 2T02 (Inglês)

Data: 6 de agosto de 2002 (terça-feira) 13:00 horas (horário de São Paulo) 12:00 horas (horário de Nova Iorque)
Telefone: (00xx 1 706) 634-6093
Código da Teleconferência: 4994587 (ou Telesp Celular)

Contatos: Maria Paula Canais – Diretora de Relações com Investidores
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Assessoria de Relações com Investidores
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

O presente comunicado de imprensa contém previsões acerca de eventos futuros. Tais previsões não constituem fatos ocorridos no passado e refletem apenas expectativas dos administradores da companhia. Os termos "antecipa", "acredita", "estima", "espera", "prevê", "pretende", "planeja", "projeta", "objetiva", bem como outros termos similares, visam identificar tais previsões as quais evidentemente envolvem riscos ou incertezas previstas ou não pela companhia. Portanto, os resultados futuros das operações da companhia podem diferir das atuais expectativas e o leitor não deve se basear exclusivamente nas posições aqui realizadas. Estas previsões emitem a opinião unicamente na data em que são feitas e a companhia não se obriga a atualizá-las à luz de novas informações ou de seu desdobramentos futuros.

35

Os resultados da TCP são apresentados de acordo com as práticas contábeis brasileiras. Os resultados da GT são contabilizados pela TCP de acordo com o método de equivalência patrimonial. As informações operacionais e os resultados da Global Telecom são apresentados separadamente neste press release.

Adicionalmente, incluímos no final deste documento, um pró-forma consolidado da demonstração de resultados e balanço da TCP e da Global Telecom, para fins informativos.

TABELA 1: DEMONSTRATIVO DE RESULTADOS CONSOLIDADOS DA TCP

(Em milhões de Reais)

Legislação Societária

	2002		2001
	2T02 R$	**1T 02 R$**	**2T 01 R$**
Receita operacional bruta total	**1.099,8**	**963,7**	**951,6**
Deduções da receita bruta	(238,9)	(211,8)	(239,6)
Receita operacional líquida dos serviços	747,3	655,2	575,1
Receita líquida de venda de equipamentos	113,6	96,7	137,0
Receita operacional líquida	**860,9**	**751,9**	**712,1**
Custos operacionais	**(508,0)**	**(460,9)**	**(513,4)**
Pessoal	(36,8)	(40,3)	(27,6)
Custo dos serviços prestados	(122,6)	(131,9)	(143,2)
Custo dos equipamentos vendidos	(145,5)	(112,4)	(171,3)
Comercialização dos serviços	(130,2)	(108,8)	(118,5)
Despesas gerais e administrativas	(45,5)	(40,9)	(45,7)
Outras receitas (despesas) operacionais	(27,4)	(26,6)	(7,1)
Lucro antes da depreciação, amortização, resultado financeiro e da equivalência patrimonial – EBITDA	**352,9**	**291,0**	**198,6**
Depreciação e amortização	(163,9)	(161,3)	(125,0)
Lucro após depreciação, amortização e antes do resultado financeiro e da equivalência patrimonial – EBIT	**189,0**	**129,7**	**73,6**
Receitas (despesas) financeiras, líquidas	(145,9)	(116,5)	(52,6)
Equivalência patrimonial	(410,6)	(75,1)	(146,2)
Prejuízo operacional	**(367,5)**	**(61,9)**	**(125,2)**
Receitas / despesas não operacionais	-	9,2	-
Prejuízo antes de impostos e minoritários	**(367,5)**	**(52,7)**	**(125,2)**
Imposto de renda e contribuição social	(26,6)	(21,8)	(7,5)
Prejuízo líquido do período	**(394,1)**	**(74,5)**	**(132,7)**

TABELA 2: BALANÇO PATRIMONIAL CONSOLIDADO DA TCP

(Em milhões de Reais)

	Legislação Societária	
	30-jun-02	**31-dez.01**
ATIVO		
Ativo Circulante	1.107,1	947,1
Disponibilidades	128,0	81,5
Contas a receber liquidas	413,2	442,4
Estoques	70,5	84,9
Tributos diferidos e a recuperar	315,4	301,1
Despesas Antecipadas	55,9	18,4
Operações com derivativos	77,3	6,6
Outros ativos circulantes	46,8	12,2
Ativo Realizável a Longo Prazo	1.773,2	1.571,3
Contas a receber líquidas	17,2	30,6
Tributos diferidos e a recuperar	865,6	924,0
Operações com derivativos	885,3	610,9
Despesas Antecipadas	5,1	5,8
Ativo Permanente	4.168,1	4.353,8
Investimento	584,2	582,9
Ágio Global	585,5	585,5
Adiantamento p/futuro aumento de capital	276,1	276,1
Provisão para perdas em investimentos	(278,7)	(278,7)
Outros investimentos	1,3	-
Imobilizado líquido	3.480,8	3.695,8
Diferido	103,1	75,1
Total do Ativo	7.048,4	6.872,2

	30-jun-02	**31-dez.01**
PASSIVO		
Passivo Circulante	1.727,8	1.319,8
Pessoal , encargos e benefícios sociais	25,7	26,6
Fornecedores e consignações	424,2	506,9
Impostos, taxas e contribuições	100,2	103,2
Participação no resultado	19,8	20,0
Empréstimos e financiamentos	939,1	454,7
Provisão para contingências	57,6	29,4
Operações com derivativos	41,4	91,6
Outras obrigações	119,8	87,4
Passivo Exigível a Longo Prazo	3.046,5	2.809,8
Empréstimos e financiamentos	1.878,2	2.125,4
Provisão para contingências	84,4	80,1
Passivo a descoberto de empresas coligadas	1.068,5	582,9
Provisão para déficit atuarial	1,4	1,3
Outras obrigações	14,0	20,1
Patrimônio Líquido	2.274,1	2.742,6
Capital social	1.873,3	1.873,3
Reserva de capital	1.164,8	1.164,8
Lucros (prejuízos) acumulados	(764,0)	(295,5)
Total do Passivo	7.048,4	6.872,2

TABELA 3: DEMONSTRATIVO DE RESULTADOS DA GLOBAL TELECOM

(Em milhões de Reais)

	Legislação Societária		
	2002		*2001*
	2Q02	1Q 02	2Q 01
	R$	R$	R$
Receita operacional bruta total	**142,8**	**127,0**	**134,7**
Deduções da Receita Bruta	(27,2)	(27,1)	(27,3)
Receita operacional líquida dos serviços	97,2	91,8	77,0
Receita líquida de venda de equipamentos	18,4	8,1	30,4
Receita operacional líquida	**115,6**	**99,9**	**107,4**
Custos operacionais	**(89,1)**	**(87,5)**	**(122,6)**
Pessoal	(8,3)	(9,9)	(10,6)
Custo dos serviços prestados	(28,8)	(36,2)	(15,5)
Custo dos equipamentos vendidos	(23,0)	(9,4)	(59,7)
Comercialização dos serviços	(22,9)	(23,5)	(37,7)
Despesas gerais e administrativas	(4,5)	(5,6)	(4,9)
Outras receitas (despesas) operacionais	(1,6)	(2,9)	5,8
Resultado antes da depreciação, amortização e resultado financeiro – EBITDA	**26,5**	**12,4**	**(15,2)**
Depreciação e amortização	(48,2)	(46,2)	(29,5)
Resultado após depreciação, amortização e antes do resultado financeiro – EBIT	**(21,7)**	**(33,8)**	**(44,7)**
Receitas (despesas) financeiras, líquidas	(472,9)	(56,6)	(127,2)
Transferência para o ativo diferido/imobilizado	-	-	(7,1)
Resultado operacional	**(494,6)**	**(90,4)**	**(179,0)**
Receitas / despesas não operacionais	(0,0)	0,0	(0,3)
Resultado antes de impostos	**(494,6)**	**(90,4)**	**(179,3)**
Resultado líquido do período	**(494,6)**	**(90,4)**	**(179,3)**

38

TABELA 4: BALANÇO PATRIMONIAL DA GLOBAL TELECOM

(Em milhões de Reais)

	Legislação Societária	
	30-jun-02	**31-dez.01**
ATIVO		
Ativo Circulante	**126,3**	**190,1**
Ativo Realizável a Longo Prazo	**164,1**	**113,6**
Ativo Permanente	**1.687,0**	**1.702,4**
Imobilizado líquido	1.458,4	1.462,7
Diferido, líquido	228,6	239,7
Passivo a descoberto	**1.212,8**	**627,8**
Total do Ativo	3.190,2	2.633,9

	30-jun-02	**31-dez.01**
PASSIVO		
Passivo Circulante	**431,1**	**493,8**
Empréstimos e financiamentos	267,1	212,5
Outras obrigações	164,0	281,3
Passivo Exigível a Longo Prazo	**2.759,1**	**2.140,1**
Empréstimos e financiamentos	2.665,5	2.094,8
Outras obrigações	93,6	45,3
Total do Passivo	3.190,2	2.633,9

TABELA 5: DEMONSTRATIVO DE RESULTADOS PRÓ-FORMA CONSOLIDADO DA TCP (INCLUINDO A CONSOLIDAÇÃO INTEGRAL DA GLOBAL TELECOM)

(em milhões Reais)	2T02	1T 02
Receita operacional bruta	1.242,6	1.090,8
Deduções da receita bruta	(266,1)	(239,0)
Receita operacional líquida	976,5	851,9
Custo dos serviços prestados e mercadorias vendidas	(498,3)	(471,0)
Lucro bruto	478,2	380,9
Despesas operacionais		
Comercialização dos serviços	(190,0)	(165,7)
Gerais e administrativas	(82,0)	(79,8)
Outras despesas operacionais, líquidas	(36,4)	(42,2)
Lucro operacional antes das despesas financeiras	169,8	93,1
Despesas financeiras, líquidas	(621,4)	(170,5)
Prejuízo operacional	(451,6)	(77,4)
Despesas não operacionais, líquidas		-
Prejuízo antes dos impostos e das Participações	(451,6)	(68,1)
Imposto de renda e contribuição social	(26,5)	(21,8)
Participação minoritária	84,0	15,5
Prejuízo do período	(394,1)	(74,5)

TABELA 6: BALANÇO PATRIMONIAL PRÓ-FORMA CONSOLIDADO DA TCP (INCLUINDO A CONSOLIDAÇÃO INTEGRAL DA GLOBAL TELECOM)

(In millions)

	Jun.31,2002	Dec.31,2001
ASSETS		
Current Assets	1.194,7	1.135,9
Non Current Assets	2.130,5	1.878,0
Investments	316,1	314,8
Property, plant and equipments, net	4.939,3	5.158,5
Deferred assets	331,6	314,9
Permanent Assets	5.587,0	5.788,1
Total Assets	8.912,2	8.802,1
LIABILITIES		
Loans and financing	1.206,2	667,2
Other liabilities	913,7	1.144,6
Current Liabilities	2.119,9	1.811,8
Loans and financing	4.543,7	4.220,1
Other liabilities	193,2	146,7
Non Current Liabilities	4.736,9	4.366,8
Minority interests	(218,9)	(119,4)
Share capital	1.873,3	1.873,3
Goodwill special reserve	1.164,8	1.164,8
Retained earnings	(764,0)	295,4
Shareholders' Equity	2.274,1	2.742,7
Funds for Capitalization	0,2	0,2
Total Liabilities	8.912,2	8.802,1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: August 6, 2002

By: ______________________

Name: Maria Paula Canais

Title: Director of Investor Relations